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April 4, 2005

Ms. Elaine Wolff
Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      Brandywine Realty Trust
         Form 10-K for the Fiscal Year Ended December 31, 2004
         File No. 001-9106

Dear Ms. Wolff:

In response to the letter dated March 24, 2005 to Brandywine Realty Trust (the "Company") from the Securities and Exchange Commission (the "SEC"), the undersigned hereby confirms that the disclosures in the Annual Report on Form 10-K of the Company for the year ended December 31, 2004 with respect to the exclusion of Four and Six Tower Bridge Associates from management's evaluation of the effectiveness of internal control over financial reporting should have confirmed that: (i) each of Four and Six Tower Bridge Associates was in existence prior to December 15, 2003, (ii) the total assets, total revenues and net income from Four and Six Tower Bridge Associates represent, in aggregate, 1% of our consolidated total assets, consolidated total revenues and consolidated net income and (iii) the Company does not have the right or authority to assess the internal controls of the individual entities and the Company also lacks the ability, in practice, to make the assessment. On behalf of the Company, I hereby confirm each of the foregoing and hereby further confirm that future filings of the Company with the SEC that reference this exclusion will contain the foregoing confirmations.

Sincerely,

/s/ Christopher P. Marr

Christopher P. Marr
Senior Vice President and Chief Financial Officer


cc:    Gerard H. Sweeney, President & Chief Executive Officer
       Timothy M. Martin, Vice President-Finance & Chief Accounting Officer Brad A. Molotsky, General Counsel
       Michael H. Friedman, Esquire
       James J. Sebra, Controller